UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

NuPathe Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

67059M100
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 67059M100

1	NAME OF REPORTING PERSON FOUNDATION ONSHORE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 938,640
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 938,640
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 938,640
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 67059M100

1	NAME OF REPORTING PERSON FOUNDATION OFFSHORE MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 882,194
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 882,194
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 882,194
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 67059M100

1	NAME OF REPORTING PERSON FOUNDATION OFFSHORE FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 882,194
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 882,194
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 882,194
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 67059M100

1	NAME OF REPORTING PERSON FOUNDATION ASSET MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 938,640
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 938,640
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 938,640
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 67059M100

1	NAME OF REPORTING PERSON FOUNDATION ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,820,834
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 1,820,834
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,820,834
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12	TYPE OF REPORTING PERSON IA

CUSIP NO. 67059M100

1	NAME OF REPORTING PERSON DAVID CHARNEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,820,834
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,820,834
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,820,834
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 67059M100

1	NAME OF REPORTING PERSON SKY WILBER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,820,834
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,820,834
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,820,834
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 67059M100

Item 1(a).	Name of Issuer:

NuPathe Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

7 Great Valley Parkway, Suite 300, Malvern, Pennsylvania 19355.

Item 2(a).	Name of Person Filing:

This statement is filed jointly by:

(i)	Foundation Onshore Fund, L.P., a Delaware limited partnership (the “Onshore Fund”);

(ii)	Foundation Offshore Master Fund, Ltd., a Cayman Islands exempted company (the “Offshore Master Fund”);

(iii)	Foundation Offshore Fund, Ltd., a Cayman Islands exempted company (the “Offshore Fund”);

(iv)	Foundation Asset Management GP, LLC, a Delaware limited liability company (“Foundation GP”);

(v)	Foundation Asset Management, LLC, a Delaware limited liability company (“Foundation LLC”);

(vi)	David Charney; and

(vii)	Sky Wilber.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal office of each of the Onshore Fund, Foundation GP, Foundation LLC and Messrs. Charney and Wilber is c/o Foundation Asset Management, LLC, 81 Main Street, Suite 306, White Plains, NY 10601. The address of the principal office of each of the Offshore Master Fund and the Offshore Fund is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, Grand Cayman, KY1-9005, Cayman Islands.

Item 2(c).	Citizenship:

Each of the Onshore Fund, Foundation GP and Foundation LLC is organized under the laws of the State of Delaware.  Each of the Offshore Master Fund and the Offshore Fund is organized under the laws of the Cayman Islands. Each of Messrs. Charney and Wilber is a citizen of the United States of America.

CUSIP NO. 67059M100

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Shares”).

Item 2(e).	CUSIP Number:

67059M100

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

/ /	Not Applicable

(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	/x/	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of the close of business on December 31, 2013, the Onshore Fund beneficially owned 938,640 Shares.  Foundation GP, as the general partner of the Onshore Fund, may be deemed to be the beneficial owner of the 938,640 Shares owned by the Onshore Fund.

As of the close of business on December 31, 2013, the Offshore Master Fund beneficially owned 882,194 Shares. The Offshore Fund, as a feeder fund for the Offshore Master Fund, may be deemed to be the beneficial owner of the 882,194 Shares owned by the Offshore Master Fund.

CUSIP NO. 67059M100

Foundation LLC, as the investment manager of each of the Onshore Fund, the Offshore Master Fund and the Offshore Fund, may be deemed to be the beneficial owner of the 1,820,834 Shares owned in the aggregate by the Onshore Fund and the Offshore Master Fund.  Each of Messrs. Charney and Wilber, as the managing members of Foundation GP and Foundation LLC, may be deemed to be the beneficial owners of the 1,820,834 Shares owned in the aggregate by the Offshore Master Fund and the Onshore Fund.

(b)	Percent of class:

The following percentages are based upon 31,329,179 Shares outstanding as of November 11, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2013.

As of the close of business on December 31, 2013, the Onshore Fund beneficially owned approximately 3.0% of the Shares outstanding. Foundation GP, as the general partner of the Onshore Fund, may be deemed to beneficially own approximately 3.0% of the Shares outstanding.

As of the close of business on December 31, 2013, the Offshore Master Fund beneficially owned approximately 2.8% of the Shares outstanding. The Offshore Fund, as a feeder fund for the Offshore Master Fund, may be deemed to beneficially own approximately 2.8% of the Shares outstanding.

Foundation LLC, as the investment manager of each of the Onshore Fund, the Offshore Master Fund and the Offshore Fund, may be deemed to beneficially own approximately 5.8% of the Shares outstanding owned in the aggregate by the Onshore Fund and the Offshore Master Fund. Each of Messrs. Charney and Wilber, as the managing members of Foundation GP and Foundation LLC, may be deemed to beneficially own approximately 5.8% of the Shares outstanding owned in the aggregate by the Onshore Fund and the Offshore Master Fund.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote:

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of:

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of:

See Cover Pages Items 5-9.

CUSIP NO. 67059M100

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 67059M100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2014

Foundation Offshore Master Fund, Ltd.

By:	/s/ David Charney & Sky Wilber
	Names:	David Charney & Sky Wilber
	Titles:	Directors

Foundation Onshore Fund, L.P.

By: Foundation Asset Management GP, LLC General Partner

By:	/s/ David Charney & Sky Wilber
	Names:	David Charney & Sky Wilber
	Titles:	Managing Members

Foundation Offshore Fund, Ltd.

By:	/s/ David Charney & Sky Wilber
	Names:	David Charney & Sky Wilber
	Titles:	Directors

Foundation Asset Management GP, LLC

By:	/s/ David Charney & Sky Wilber
	Names:	David Charney & Sky Wilber
	Titles:	Managing Members

Foundation Asset Management, LLC

By:	/s/ David Charney & Sky Wilber
	Names:	David Charney & Sky Wilber
	Titles:	Managing Members

/s/ David Charney
David Charney

/s/ Sky Wilber
Sky Wilber